Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Information on Sanofi’s Shareholders General Meeting of Tuesday, April 28, 2020

Paris (France) – April 1st, 2020 - In view of the current Covid-19 (coronavirus) pandemic in France and around the world, Sanofi’s Board of Directors has decided to hold its Annual General Meeting convened on Tuesday, April 28 at 2:30 pm in camera, without the physical presence of shareholders and with an unchanged agenda.

However, shareholders will be able to remotely follow the proceedings of the General Meeting, which will be broadcasted live and in full on the company’s website at www.sanofi.com/AG2020.

During the meeting, it will not be possible to ask questions nor to submit draft amendments or new resolutions.

Shareholders of the Company are invited to exercise their right to vote prior to the General Meeting in accordance with the procedures outlined below.

Internet voting on the secure platform (recommended)

Shareholders who wish to vote online can go to the secure voting platform VOTACCESS, prior to the General Meeting, available via Planetshares or through their financial intermediary’s website. The platform will be open from Monday 6 April 2020 to Monday 27 April 2020 at 3 pm (Paris time).

In order to avoid overloading the VOTACCESS platform, it is recommended not to wait until the day before the General Meeting to vote.

Postal voting

Shareholders can also vote by mail using the paper voting form.

–	Registered shareholders or those who hold FCPE units must use the voting form attached to their notice of meeting;

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Bearer shareholders will have to request the voting form and a shareholding certificate from the financial intermediary that manages their securities, on or after the date the notice of meeting is issued.

The form can also be found on the company’s website: www.sanofi.com/AG2020, but the instructions on the website must be strictly followed.

Once completed and signed, the voting form (accompanied by the shareholding certificate for bearer shareholders) must be returned to BNP Paribas Securities Services, CTO Assemblées - Les Grands Moulins de Pantin – 9, rue du Débarcadère – 93761 Pantin Cedex. Under no circumstances should the voting form be returned directly to Sanofi.

In order for the voting form to be validly taken into account, it must be received by BNP Paribas Securities Services no later than Saturday, 25 April 2020. In light of the Covid-19 pandemic, which may increase postal delays, it is recommended that the voting form be returned as soon as possible.

Due to measures restricting gatherings and travel, it will not be possible to apply for an admission card nor to designate a third party as a proxy to the General Meeting.

The shareholders retain the possibility, according to the applicable provisions of the French Commercial Code, to ask written questions to the Chairman of the Board of Directors of the Company, by registered letter with acknowledgement of receipt addressed to the Company’s registered office, or by e-mail at assembleegenerale@sanofi.com.

Shareholders may request the disclosure of documents that would not be available on the Company’s website by sending a request by e-mail to the address above, to which it will be replied by electronic means.

All information relating to the General Assembly of 28 April 2020 will be available on the Sanofi website in the section dedicated to General Meetings: www.sanofi.com/AG2020.

The Board of Directors

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events or operations. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, volatile economic and market conditions, the impact of global disruptions, including pandemics, as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.